Exhibit 99.14

201 County Court Blvd., Suite 304, Brampton, Ontario, L6W 4L2

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Consent of Richard H. Sutcliffe

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Orla Mining Ltd. (the “Company”) for the year ended December 31, 2020 (collectively, the “Annual Report”), I, Richard Sutcliffe, consent to (i) to the inclusion and incorporation by reference in the Annual Report of references to and information derived or summarized from the technical report dated August 15, 2014, entitled “Cerro Quema Project – Pre-Feasibility Study on the La Pava and Quemita Oxide Gold Deposits” (the “Technical Report”), or portions thereof, that was prepared by me, that I supervised the preparation of and/or was reviewed and approved by me and (ii) the use of and references to my name, including as an expert or "qualified person", and my involvement in the preparation of the Technical Report in each case were used or incorporated by reference into the Annual Report.

I also consent to the use of my name in and the incorporation by reference of such information contained in the Annual Report and exhibits thereto into the Company’s Registration Statement on Form F-10 (File No. 333-252957), as amended.

/s/ Richard H. Sutcliffe
Richard H. Sutcliffe, PhD, P.Geo.
Senior Geological Advisor

Dated: March 19, 2021